Exhibit 99.1

Sprott Physical Silver Trust Announces Initial Public Offering of 50,000,000 Trust Units

TORONTO, Oct. 29 /CNW/ - Sprott Asset Management LP ("Sprott") today announced that Sprott Physical Silver Trust (the "Trust"), a trust created to invest and hold substantially all its assets in physical silver bullion and managed by Sprott, has agreed to issue in its initial public offering (the "Offering") 50,000,000 transferable, redeemable units of the Trust ("Units") at US$10.00 per Unit, for gross proceeds of US$500,000,000.  As part of the Offering, the Trust has granted the underwriters an over-allotment option which is exercisable in whole or in part to purchase up to an additional 7,500,000 Units at US$10.00 per Unit.

The Units will be listed on the NYSE Arca and the Toronto Stock Exchange under the symbols 'PSLV' and 'PHS.U', respectively.  The Offering was made simultaneously in the United States and Canada through a syndicate of underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada. The Canadian syndicate includes TD Securities Inc., Canaccord Genuity Corp., National Bank Financial Inc., BMO Capital Markets, HSBC Securities (Canada) Inc., GMP Securities L.P., Wellington West Capital Markets Inc., and Mackie Research Capital Corporation.

Copies of the U.S. prospectus related to this Offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone: 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281- 8098 (telephone: 212-428-6670, fax: 212-428-6260).The offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. Incorporated 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  Investors should read the prospectus carefully before making an investment decision.

Additional detail on the Trust can be found in the final prospectus available on EDGAR (http://www.edgar.com/) and SEDAR (http://www.sedar.com/).

%CIK: 0001277006

For further information:

Investor Contact Information:

Sprott Physical Silver Trust

(416) 203-2310 or Toll Free: 1 (877) 403-2310

ir@sprott.com

CO: Sprott Asset Management LP

CNW 07:00e 29-OCT-10